U.S. SECURITIES AND EXCHANGE COMMISSION
				                   WASHINGTON, D.C. 20549
					                       FORM 12B-25
				               Notification of Late Filing

   			          Commission File Number 0-11104

[  ] Form 10-K and Form 10-KSB    [  ] Form 20-F    [  ] Form 11-K
[ X ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

				 For Period Ended:  September 30, 1996

                   					     PART I

              				    NOBLE ROMAN'S, INC.
				             (Name of issuer in its charter)

Indiana						                                                    35-1281154
(State or other jurisdiction					                            (IRS Employer
of incorporation or organization			                       Identification No.)

          				  One Virginia Avenue, Suite 800
				             Indianapolis, Indiana 46204
			          (Address of principal executive offices)

Issuer's telephone number:	(317) 634-3377
Securities registered under Section 12(b) of the Act:	None
Securities registered under Section 12(g) of the Act:	Common Stock

                 					     PART II

Form 10-Q cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 as follows:

[ X ]	(a)	For reasons described in Part III, Form 10-Q for the fiscal quarter ended September 30, 1996 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a five (5) day extension of time to file such form.

[ X ]	(b)	Form 10-Q will be filed on or before the 5th day following its current due date of November 14, 1996.

[    ]	(c)	The accounting statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.


                     					    PART III

The President and Chief Financial Officer of the Company has been involved in substantial negotiations with the Company's primary lender with respect to renegotiating the terms of the Company's primary credit facility with the lender. Because of the significant amount of time devoted to these negotiations, the Company did not have time for the completion of Form 10-Q for the fiscal quarter ended September 30, 1996

                     					    PART IV

	(1)	Name and telephone number of person to contact in regard to this
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modification:	Paul W. Mobley, President, (317) 634-3377.
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	(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

				[ X ] Yes		[    ] No

	(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

				[    ] Yes		[ X ] No

Noble Roman's, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 1996				                     By: /s/ Paul W. Mobley
							                                             -------------------------
							                                              Paul W. Mobley,
                                                     President